NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

NovaGold Resources Inc. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. The interim consolidated financial statements of the Company as at May 31, 2011 and for the six-month periods ended May 31, 2011 and 2010 have been prepared in accordance with Canadian GAAP for interim financial reporting and reflect all adjustments which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. Such principles differ in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

Had the Company followed US GAAP, certain items on the unaudited statements of operations and deficit, balance sheets and cash flows would have been reported as follows:

	in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Shareholders’ equity reported under Canadian GAAP	604,851	611,214
Cumulative adjustments to shareholders’ equity
Cumulative adjustment for convertible notes embedded derivatives (a)	(62,393)	(660,113)
Cumulate adjustment for warrant derivatives (b)	(47,010)	(90,326)
Equity component of bridge loan (a)	(3,883)	(3,883)
Interest and accretion expense (a)	7,175	7,136
Future income taxes (f)	(8,551)	(1,751)
Development costs (c)	(43,229)	(43,229)
Shareholders’ equity under U.S. GAAP	446,960	(180,952)
Total assets reported under Canadian GAAP	790,000	801,740
Deferred financing costs (d)	1,193	1,318
Property, plant and equipment-interest capitalization (a)(d)(e)	3,652	3,527
Development costs (c)	(52,173)	(52,173)
Total assets under U.S. GAAP	742,672	754,412
Total liabilities reported under Canadian GAAP	185,149	190,526
Convertible notes (a)	2,586	2,725
Liabilities in embedded derivatives (a)	62,440	90,465
Liabilities in derivatives (b)	45,930	658,841
Future income taxes (c)	(393)	(7,193)
Total liabilities under U.S. GAAP	295,712	935,364

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

in thousands of Canadian dollar, except share and per share amounts
	Six months ended	Six months ended
	May 31, 2011	May 31, 2010
	$	$
Loss for the period reported under Canadian GAAP	(58,527)	(34,470)
Interest and accretion expense (a)	92	48
Future income tax expense (f)	(7,156)	(340)
Gain (loss) in embedded derivatives (a)	28,072	(10,697)
Gain (loss) in derivative (b)	55,808	(82,777)
Income (loss) and comprehensive income (loss) for the period under U.S. GAAP	18,289	(128,236)
Net income (loss) per common share – U.S. GAAP
Basic	0.08	(0.63)
Diluted	0.07	(0.63)
Weighted average number of shares (thousands)
Basic	233,050	202,650
Diluted	276,775	202,650

	in thousands of Canadian dollars
	Six months ended	Six months ended
	May 31, 2011	May 31, 2010
	$	$
Cash flows from operating activities under Canadian and U.S. GAAP	(33,235)	(28,194)
Cash flows from financing activities under Canadian and U.S. GAAP	12,248	176,861
Cash flows from investing activities under Canadian and U.S. GAAP	(19,166)	(11,337)

Measurement differences

A description of the material measurement differences between Canadian GAAP and U.S. GAAP is as follows.

a)	Bridge loan and convertible notes

Bridge loan

Under U.S. GAAP, the face value of a bridge loan is classified as debt. Under Canadian GAAP, the net proceeds of the bridge loan are allocated to both debt and an equity conversion feature, with the debt component being accreted over time to its face value. Accordingly, under U.S. GAAP as at November 30, 2010, the accretion expense recognized in deficit and the conversion feature recognized in equity would decrease by $3.9 million.

Convertible notes

Under U.S. GAAP, prior to adoption of EITF 07-5 on December 1, 2009, convertible debt instruments were classified as debt, whereas under Canadian GAAP, convertible debt instruments were allocated to both debt and equity components with the debt component being accreted over time to its face value.

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

Under U.S. GAAP, upon adoption of amendments to ASC Topic 815 (as a result of EITF 07-5) which were effective December 1, 2009, the conversion feature of the Company’s Notes would be considered an embedded derivative liability due to the Notes being denominated in a currency other than the Company’s functional currency. The change has been applied retroactively without restatement under U.S. GAAP. The amounts received from the issuance of the Notes are first allocated to the fair value of the embedded derivative liability and the remaining proceeds are then allocated to the debt instrument, with the debt component being accreted over time to its face value. The embedded derivative is then measured at fair value with changes in fair values included in net earnings. The estimated fair value of the conversion feature is determined using a Black-Scholes model.

Under U.S. GAAP, as at May 31, 2011, the debt balance would increase by $0.9 million and the embedded derivative liability would increase to $62.4 million. For the period ended May 31, 2011, under U.S. GAAP accretion expense would decrease by $0.09 million, a gain in embedded derivatives would be created in the amount of $23.1 million, and the foreign exchange gains would increase by $5.0 million.

The fair value of the embedded derivative conversion feature in the Notes has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Six months ended	Year ended
	May 31, 2011	November 30, 2010
Average risk-free interest rate	2.34%	2.53%
Expected life	3.92 years	4.42 years
Expected volatility	84%	81%
Expected dividends	Nil	Nil

b)	Warrants

For Canadian GAAP Purposes, all the Company’s warrants are classified and accounted for as equity instruments. Under U.S. GAAP, the Company’s U.S.-denominated stock purchase warrants are considered to be derivatives as their strike price is denominated in a currency other than the Company’s functional currency. The derivative is measured at fair value with changes in fair values included in net earnings. The estimated fair value of the U.S.-denominated warrants is determined using the Black-Scholes model and is classified as a non-current derivative liability.

On February 22, 2011, 37.1 million of the Company’s outstanding warrants were converted from U.S.-denominated to Canadian dollar denominated warrants at the foreign exchange rate in effect on the date of conversion. As a result, these warrants meet the classification of an equity instrument under US GAAP. The fair value of these warrants was $463.0 million on February 22, 2011 and has been recorded in equity.

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

Accordingly, for the period ended May 31, 2011, the foreign exchange gains increased by $25.4 million, a gain on derivatives would be created in the amount of $30.4 million. As at May 31, 2011, share capital increased by $126.1 million, warrants increased by $438.9 million and derivatives liability is created in the amount of $45.9 million.

The fair value of the embedded derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Six months ended	Year ended
	May 31, 2011	November 30, 2010
Average risk-free interest rate	1.54%	1.75%
Expected life	1.65 years	2.15 years
Expected volatility	56%	85%
Expected dividends	Nil	Nil

c)	Development costs

Under U.S. GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

d)	Deferred financing costs

U.S. GAAP requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the Notes have been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs associated with the Notes are set up as a long- term deferred asset and amortized over the life of the debt.

e)	Interest capitalization

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP policy, interest is capitalized only on project specific debt. In 2008, interest expenses were capitalized to assets under development under U.S. GAAP. From 2009, all interest was charged against income.

f)	Future income taxes

Under U.S. GAAP, future income tax assets previously unrecognized under Canadian GAAP are utilized.

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

Uncertain tax position

These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year.

There were no unrecognized tax benefits as at May 31, 2011 and November 30, 2010.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest expense. As of May 31, 2011 and November 30, 2010, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of May 31, 2011 are as follows.

Canada	2005 to 2011
United States	1996 to 2011

Additional disclosures

Additional new accounting pronouncement disclosures required by U.S. GAAP are as follows.

ASC Topic 605 “Revenue Recognition”

In March 2010, the FASB issued new accounting guidance under ASC Topic 605 on Revenue Recognition. This standard provides that the milestone method is a valid application of the proportional performance model for revenue recognition if the milestones are substantive and there is substantive uncertainty about whether the milestones will be achieved. Determining whether a milestone is substantive requires judgment that should be made at the inception of the arrangement. To meet the definition of a substantive milestone, the consideration earned by achieving the milestone (1) would have to be commensurate with either the level of effort required to achieve the milestone or the enhancement in the value of the item delivered, (2) would have to relate solely to past performance, and (3) should be reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed and there can be more than one milestone in an arrangement. The standard is effective December 1, 2010. The Company’s adoption of this standard did not have an impact on its financial statements.

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the six months ended May 31, 2011 and 2010
(Unaudited)

ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements”

In October 2009, the FASB issued Accounting Standards Update ASU No. 2009-13 (“ASU 2009-13”) “Multiple-Deliverable Revenue Arrangements” (formerly EITF 08-1, Revenue Arrangements with Multiple Deliverables) which amends ASC Topic 605, Revenue Recognition. This accounting update establishes a hierarchy for determining the value of each element within a multiple deliverable arrangement. ASU 2009-13 is effective for the Company beginning December 1, 2010 and applies to arrangements entered into on or after this date. The Company’s adoption of this standard did not have an impact on its financial statements.

ASU No. 2010-20 “Disclosures about the credit quality of financing receivables and the allowances for credit losses”

Topic 310 has been amended to include a requirement to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowances for credit losses, including disclosure of credit quality indicators, past due information, and modifications of financing receivables. This amendment is effective for interim or annual periods ending on or after December 15, 2010. The Company has assessed the standard and determined that no additional disclosure is required as a result of ASU 2010-20.